August 20, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Michael F. Johnson

Re:          DigitalPost Interactive, Inc.
Preliminary Information Statement on Schedule 14C Amendment No. 1
Filed August 16, 2010
File No. 000-53289

Ladies and Gentlemen:

This letter sets forth the responses of DigitalPost Interactive, Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of August 19, 2010.

Responses:

1.
The Preliminary Information Statement Amendment No. 2 has been revised to disclose the requirements of Items 401(e), 402(r), 407(c)(2)(vi), 407(e)(3)(iii), and 407(h) of Regulation S-K.  We note that the Regulation S-K Item 402(n)(vi) disclosure that the value of stock option awards granted to our named executives has been estimated pursuant to Statement of Financial Accounting Standards No. 123R exists in footnote 8 to the Summary Compensation Table, and that no disclosure has been made pursuant to Regulation S-K Item 402(n)(v) as no stock awards have been granted.

2.
The Preliminary Information Statement Amendment No. 2 has been revised to correct the number of additional shares of common stock available for issuance under the Plan due to the increase to 40,000,000.

3.	The Preliminary Information Statement Amendment No. 2 has been revised to include a statement that the Company has no current plans to grant stock option awards under its Plan.

           Very Truly Yours,

    /s/ Michael Sawtell
Michael Sawtell
Chief Executive Officer
DigitalPost Interactive, Inc.